Exhibit 99.2

Archer Limited Announces Settlement with Dissenting Allis-Chalmers Stockholders
09|11|2011
Hamilton, Bermuda (November 9, 2011)

Archer Limited announced today that it has entered into a settlement agreement with certain former stockholders (the "Dissenting Stockholders") of Allis-Chalmers Energy Inc and the settlement has been approved by the Delaware Court of Chancery.  In connection with the settlement agreement, Archer will issue an aggregate of 228,620 common shares of Archer to the Dissenting Stockholders.  The common shares will be issued in settlement of statutory rights of appraisal exercised by the Dissenting Stockholders under Delaware law in connection with merger of Allis-Chalmers into Wellco Sub Company, a wholly owned subsidiary of Archer (formerly known as Seawell), on February 23, 2011.

In addition, contemporaneous with the share issuance to the Dissenting Stockholders, Archer will issue an additional 11,500 shares to a former stockholder and director of Allis-Chalmers who did not receive such shares following the merger due to a ministerial error on the part of Allis-Chalmers.

For further information, please contact:

Christoph Bausch,

CFO - Archer Management Limited, Phone +44 207 5901599

Lars Bethuelsen,

SVP Investor Relations - Archer Management AS, Phone: +47 51 30 80 00

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)